SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*

                         Concorde Career Colleges, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                     Common Stock, $.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20651H 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Walter H. Stowell, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.









--------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Edward L. Cahill
                                     SSN:  ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) |_|
                                                                   (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH             -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |X|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     IN

--------- ----------------------------------------------------------------------




                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     David L. Warnock
                                     SSN: ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |X|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     IN

--------- ----------------------------------------------------------------------





                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cahill, Warnock Strategic Partners, L.P.
                                     IRSN:  52-1970604
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940

                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |X|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cahill, Warnock Strategic Partners Fund, L.P.
                  IRSN:  52-1970619
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     WC, BK

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |X|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------







                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Cahill, Warnock & Company, LLC
                                     IRSN:  52-1931617
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Maryland Limited Liability Company

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |X|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     OO

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------



--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Strategic Associates, L.P.
                                     IRSN:  52-1991689
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     WC

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-
        NUMBER OF
          SHARES            -------- -------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY                                      1,602,940
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
           WITH
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                                       1,602,940
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,602,940

--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |X| SHARES (See Instructions)

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     19.9%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------










ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Concorde Career Colleges, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1100 Main Street, Suite 416, Kansas City, MO 64105.


ITEM 2.     IDENTITY AND BACKGROUND:

         This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund, (iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill,
Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

         The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

         The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

         The  principal   business  of  Camden   Partners  is  to  make  passive
investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On February 25, 1997 Strategic Partners Fund acquired 39,752 shares of Class B Voting Convertible Preferred Stock of the Issuer for a total purchase price of $1,081,255. The preferred stock acquired by Strategic Partners Fund is currently convertible into 795,040 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

         On February 25, 1997, Strategic Partners Fund acquired 473,750 shares of the Issuer's Common Stock for a total purchase price of $473,750. The funds used to purchase the Common Stock were borrowed from Wilmington Trust Company pursuant to a certain Promissory Note and Loan Agreement dated February 5, 1997, by and among Strategic Partners Fund and Wilmington Trust Company (attached hereto as Exhibit 3). The Promissory Note and Loan Agreement provides Strategic Partners Fund with a revolving line of credit of up to $8,000,000.

         On February 25, 1997 Strategic Associates acquired 2,895 shares of Class B Voting Convertible Preferred Stock of the Issuer for a total purchase price of $78,744. The preferred stock acquired by Strategic Associates is currently convertible into 57,900 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

         On February 25, 1997 Strategic Associates acquired 26,250 shares of the Issuer's Common Stock for a total purchase price of $26,250. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the common stock.

ITEM 4.     PURPOSE OF TRANSACTION:

         Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         Exception. Pursuant to the terms of a certain Convertible Preferred Stock Purchase Agreement dated as of February 25, 1997, by and among the Issuer, Strategic Partners Fund and Strategic Associates, (the "Stock Purchase Agreement")(attached hereto as Exhibit 6), Strategic Partners Fund shall purchase an additional 12,500 shares of Class B Voting Convertible Preferred Stock of the Issuer on March 21, 1997.








         Exception. On February 25, 1997, pursuant to a certain Subordinated Debenture and Warrant Purchase Agreement by and between the Issuer and Strategic Partners Fund (attached hereto as Exhibit 8), Strategic Partners Fund purchased from the Issuer a 5% Subordinated Debenture due February 25, 2003 in the principal amount of $3,316,250 (attached hereto as Exhibit 12). As partial consideration for the purchase, Strategic Partners Fund was granted warrants to purchase 2,438,419 shares of the Issuer's Common Stock at an exercise price of $1.36 per share (attached hereto as Exhibit 10). The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

         Exception. On February 25, 1997, pursuant to a certain Subordinated Debenture and Warrant Purchase Agreement by and between the Issuer and Strategic Associates (attached hereto as Exhibit 9), Strategic Associates purchased from the Issuer a 5% Subordinated Debenture due February 25, 2003 in the principal amount of $183,750 (attached hereto as Exhibit 13). As partial consideration for the purchase, Strategic Associates was granted warrants to purchase 135,110 shares of the Issuer's Common Stock at an exercise price of $1.36 per share (attached hereto as Exhibit 11). The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

         Exception. Pursuant to the terms of a certain Stockholders' Agreement, dated as of February 25, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, Jack L. Brozman, The Estate of Robert F. Brozman and the Robert F. Brozman Trust Under Agreement Dated December 28, 1989 (the "Stockholders' Agreement") (attached hereto as Exhibit 5), the parties thereto agreed to fix the size of the Board of Directors of the Issuer at six (6), and each shareholder who is a party to the agreement agreed to vote all of its shares of stock of the Issuer to elect certain persons to the Board of Directors of the Issuer. As a consequence of this agreement, at present, Strategic Partners Fund and Strategic Associates collectively shall have the authority to elect two members of the Board of Directors.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) Strategic Partners Fund is the record owner of 39,752 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Fund Preferred Stock"). The Fund Preferred Stock is currently convertible into 795,040 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). Strategic Partners Fund has a right to acquire an additional 12,500 shares of Class B Voting Convertible Preferred Stock (the "Second Closing Preferred Stock") within 60 days of the date hereof. The Second Closing Preferred Stock is convertible into 250,000 shares of the Issuer's Common Stock (the "Second Closing Conversion Shares"). In addition, Strategic Partners Fund is the record owner of 473,750 shares of Common Stock of the Issuer (the "Fund Common Stock").

         Strategic Associates is the record owner of 2,895 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Associates Preferred Stock"). The Associates Preferred Stock is currently convertible into 57,900 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). In addition, Strategic Associates is the record owner of 26,250 shares of Common Stock of the Issuer (the "Associates Common Stock").

         The Fund Conversion Shares, the Second Closing Conversion Shares, the Fund Common Stock, the Associates Conversion Shares and the Associates Common Stock are sometimes referred to herein collectively as the "Concorde Shares".

         Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Concorde Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Concorde Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Concorde Shares.

         By virtue of the Stockholders' Agreement (attached hereto as Exhibit 5) each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Concorde Shares, an additional 3,337,048 shares of the Issuer's Common Stock (the "Agreement Shares").

         Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares, the Associates Common Stock and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares, the Second Closing Conversion Shares, the Fund Common Stock and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Concorde Shares and the Agreement Shares.








         Each of the Reporting Persons may be deemed to own beneficially 19.9% of the Issuer's Common Stock, which percentage is calculated based upon (i) 6,961,776 shares of Common Stock reported outstanding by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, and (ii) the number of shares of Common Stock (1,102,940) issuable upon conversion of the Fund Preferred Stock, the Second Closing Preferred Stock and Associates Preferred Stock. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           1,602,940* shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           1,602,940* shares for each Reporting Person.

         * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.










         Pursuant to the terms of a certain Registration Rights Agreement dated as of February 25, 1997, by and among the Issuer, Strategic Partners Fund and Strategic Associates (attached hereto as Exhibit 7), subject to certain exceptions and limitations, Strategic Partners Fund and Strategic Associates are granted certain demand and "piggyback" registration rights.

         Pursuant to the terms of the Stock Purchase Agreement, by and among the Issuer, Strategic Partners Fund and Strategic Associates (attached hereto as
Exhibit 6), on February 25, 1997 Strategic Partners Fund acquired 39,752 shares of Class B Voting Convertible Preferred Stock and Strategic Associates acquired 2,895 shares of Class B Voting Convertible Preferred Stock. In addition, pursuant to this agreement, Strategic Partners Fund shall purchase an additional 12,500 shares of Class B Voting Convertible Preferred Stock of the Issuer on March 21, 1997.

         Pursuant to the terms of the Stockholders' Agreement, dated as of February 25, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, Jack L. Brozman, The Estate of Robert F. Brozman and the Robert F. Brozman Trust Under Agreement Dated December 28, 1989 (the parties to the agreement, with the exception of the Issuer, may be referred to herein collectively as the "Securityholders")(attached hereto as Exhibit 5), the parties thereto agreed to fix the size of the Board of Directors of the Issuer at six (6), and the Securityholders agreed to vote all of their shares of stock of the Issuer to elect certain persons to the Board of Directors of the Issuer. As a consequence of the agreement, at present, Strategic Partners Fund and Strategic Associates shall collectively have the authority to elect two members of the Board of Directors. The Stockholders' Agreement also contains provisions restricting transfer of any shares of stock owned the Securityholders, and, under certain circumstances, grants each Securityholder a right of first refusal in the event one of the other Securityholders wants to transfer all or a portion of its shares. In addition, subject to certain restrictions and limitations, this agreement grants the Securityholders certain demand and "piggyback" registration rights. Pursuant to this agreement, Strategic Partners Fund and Strategic Associates are granted certain preemptive rights which allow them to participate in certain equity offerings of the Issuer to the extent necessary to maintain their respective proportional interest in the Issuer.

         Pursuant to a certain Subordinated Debenture and Warrant Purchase Agreement by and between the Issuer and Strategic Partners Fund (attached hereto as Exhibit 8), Strategic Partners Fund purchased from the Issuer a 5%
Subordinated Debenture due February 25, 2003 in the principal amount of $3,316,250 (attached hereto as Exhibit 12). As partial consideration for the purchase, Strategic Partners Fund was granted warrants to purchase 2,438,419 shares of the Issuer's Common Stock at an exercise price of $1.36 per share (attached hereto as Exhibit 10). The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

         Pursuant to the terms of a certain Common Stock Purchase Warrant dated February 25, 1997 (attached hereto as Exhibit 10) granted by the Issuer, Strategic Partners Fund is granted warrants to purchase 2,438,419 shares of the Issuer's Common Stock at an exercise price of $1.36 per share. The exercise price is subject to adjustment upon the occurrence of certain dilution events. The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003. Upon the occurrence of a certain firm commitment underwritten public offering of Common Stock by the Issuer, this warrant may become mandatorily exercisable. The sole party to this agreement is the Issuer.

         Pursuant to the terms of a certain 5% Subordinated Debenture due February 25, 2003 (attached hereto as Exhibit 12) the Issuer agrees to pay Strategic Partners Fund the principal amount of $3,316,250 and to pay interest on any unpaid principal at the annual rate of five percent. Upon the occurrence of a certain underwritten public offering of Common Stock by the Issuer, Strategic Partners Fund may, in its discretion, require the Issuer to apply the proceeds from that offering to prepay the unpaid principal amount and outstanding interest on this Debenture. The sole party to this agreement is the Issuer.

         Pursuant to a certain Subordinated Debenture and Warrant Purchase Agreement by and between the Issuer and Strategic Associates (attached hereto as Exhibit 9), Strategic Associates purchased from the Issuer a 5% Subordinated Debenture due February 25, 2003 in the principal amount of $183,750 (attached hereto as Exhibit 13). As partial consideration for the purchase, Strategic Associates was granted warrants to purchase 135,110 shares of the Issuer's Common Stock at an exercise price of $1.36 per share (attached hereto as Exhibit 11). The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003.

         Pursuant to the terms of a certain Common Stock Purchase Warrant dated February 25, 1997 (attached hereto as Exhibit 11) granted by the Issuer, Strategic Associates is granted warrants to purchase 135,110 shares of the Issuer's Common Stock at an exercise price of $1.36 per share. The exercise price is subject to adjustment upon the occurrence of certain dilution events. The warrants do not become exercisable until August 25, 1998 and, subject to certain exceptions, expire on February 25, 2003. Upon the occurrence of a certain firm commitment underwritten public offering of Common Stock by the Issuer, this warrant may become mandatorily exercisable. The sole party to this agreement is the Issuer.

         Pursuant to the terms of a certain 5% Subordinated Debenture due February 25, 2003 (attached hereto as Exhibit 13) the Issuer agrees to pay Strategic Associates the principal amount of $183,750 and to pay interest on any unpaid principal at the annual rate of five percent. Upon the occurrence of a certain underwritten public offering of Common Stock by the Issuer, Strategic Associates may, in its discretion, require the Issuer to apply the proceeds from that offering to prepay the unpaid principal amount and outstanding interest on this Debenture. The sole party to this agreement is the Issuer.

         Pursuant to the terms of a certain Stock Purchase Agreement dated as of February 25, 1997 by and among Strategic Partners Fund, Strategic Associates and The Estate of Robert F. Brozman (attached hereto as Exhibit 14), the Estate of Robert F. Brozman sold 473,750 shares of the Issuer's Common Stock to Strategic Partners Fund and 26,250 shares of the Issuer's Common Stock to Strategic Associates. The Common Stock was sold for $1.00 per share.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

         Exhibit 2 - Amendment No. 1  to  the  Limited  Partnership Agreement of
                     Strategic Partners Fund.

         Exhibit 3 - Promissory   Note  and  Loan   Agreement  dated February 5,
                     1997 by and among Strategic Partners Fund and Wilmington Trust Company.

         Exhibit 4 - Pledge  and  Security  Agreement  dated February 5, 1997 by and among Strategic Partners Fund and Wilmington Trust Company, in its capacity as "financial intermediary" and "secured party" (as those terms are defined therein).

         Exhibit 5 - Stockholders'  Agreement  dated  as  of   February 25, 1997
                     by and among the Issuer, Strategic Partners Fund, Strategic Associates, Jack L. Brozman, The Estate of Robert F. Brozman and the Robert F. Brozman Trust Under Agreement dated December 28, 1989.

         Exhibit 6 - Convertible Preferred  Stock  Purchase  Agreement dated  as of February 25, 1997 by and among the Issuer, Strategic Partners Fund and Strategic Associates.

         Exhibit 7 - Registration  Rights  Agreement  dated  as of  February 25,
                     1997 by and among the Issuer, Strategic Partners Fund and Strategic Associates.

         Exhibit 8 - Subordinated   Debenture  and  Warrant  Purchase  Agreement
                     dated as of February 25, 1997 by and between the Issuer and Strategic Partners Fund.

         Exhibit 9 - Subordinated    Debenture  and  Warrant Purchase  Agreement
                     dated as of February 25, 1997 by and between the Issuer and Strategic Associates.







         Exhibit 10 - Common  Stock  Purchase  Warrant  dated  February 25, 1997 granting Strategic Partners Fund the right to purchase up to 2,438,419 shares of the Issuer's Common Stock at a purchase price of $1.36 per share.

         Exhibit 11 - Common Stock  Purchase  Warrant  dated  February  25, 1997 granting Strategic Associates the right to purchase up to 135,110 shares of the Issuer's Common Stock at a purchase price of $1.36 per share.

         Exhibit 12 - 5%  Subordinated  Debenture  due  February 25, 2003 in the
                      principal amount of $3,316,250.

         Exhibit 13 - 5%  Subordinated  Debenture  due  February 25, 2003 in the
                      principal amount of $183,750.

         Exhibit 14 - Stock Purchase Agreement  dated  February  25, 1997 by and among Strategic Partners Fund, Strategic Associates and The Estate of Robert F. Brozman.








                                  SCHEDULE 13D

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1997                  /s/ Edward L. Cahill
                                       -----------------------------------------
                                       Edward L. Cahill


                                       /s/ David L. Warnock
                                       -----------------------------------------
                                       David L. Warnock


                                       CAHILL, WARNOCK STRATEGIC
                                       PARTNERS FUND, L.P.

                                       By:  Cahill, Warnock Strategic Partners,
                                               L.P., its Sole General Partner

                                           By: /s/ Edward L. Cahill
                                           -------------------------------------
                                               Edward L. Cahill, General Partner


                                           By: /s/ David L. Warnock
                                           -------------------------------------
                                              David L. Warnock, General Partner


                                       CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.

                                       By: /s/ Edward L. Cahill
                                       -----------------------------------------
                                              Edward L. Cahill, General Partner


                                       By: /s/ David L. Warnock
                                       -----------------------------------------
                                              David L. Warnock, General Partner


                                       STRATEGIC ASSOCIATES, L.P.

                                       By:  Cahill, Warnock & Co., LLC, its
                                               sole General Partner

                                            By: /s/ Edward L. Cahill
                                            ------------------------------------
                                                  Edward L. Cahill, Member

                                            By: /s/ David L. Warnock
                                            ------------------------------------
                                                  David L. Warnock, Member


                                       CAHILL, WARNOCK & CO., LLC













                                       By: /s/ Edward L. Cahill
                                       -----------------------------------------
                                              Edward L. Cahill, Member


                                       By: /s/ David L. Warnock
                                       -----------------------------------------
                                              David L. Warnock, Member